Vycor Medical, Inc.

6401 Congress Ave. Suite 140

Boca Raton, FL 33487

June 10, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Vycor Medical, Inc.—Amendment No. 1 to Form S-1 (File No. 333-176713)-- Form AW - Application for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Vycor Medical, Inc. (the “Registrant”), hereby requests the immediate withdrawal of its Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-176713) (the “Amendment”) filed with the Securities and Exchange Commission on June 5, 2014. The Amendment was incorrectly filed bearing File No. 333-176713, and should instead have been filed bearing File No. 333-196334.

Accordingly, the Registrant is requesting that the Amendment No. 1 (Accession No. 0001145443-14-000856), be withdrawn, and is re-filing an identical Amendment No. 1 to Registration Statement on Form S-1 that will be correctly labeled bearing File No. 333-196334.

The Company confirms that no securities have been sold pursuant to the Amendment.

If you have questions regarding our request for withdrawal, please contact Robert Diener, Esq. at (310) 396-1691.

Sincerely,

VYCOR MEDICAL, INC.

By: /s/  Peter C. Zachariou

Name: Peter C. Zachariou

Title: Chief Executive Officer